United States securities and exchange commission logo





                             August 23, 2022

       Eiji Nagahara
       President and Chief Executive Officer
       LEAD REAL ESTATE CO., LTD.
       6F, MFPR Shibuya Nanpeidai Building 16-11
       Nampeidai-cho, Shibuya-ku
       Tokyo, 150-0036, Japan

                                                        Re: LEAD REAL ESTATE
CO., LTD.
                                                            Registration
Statement on Form F-1
                                                            Filed August 11,
2022
                                                            File No. 333-266762

       Dear Mr. Nagahara:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 1, 2022 letter.

       Form F-1 filed on August 11, 2022

       Dilution, page 38

   1. In your discussion preceding the dilution table, you indicate that as of December 31, 2021, your adjusted net
tangible book value would have been $24,612,346, or $1.70 per
                                                        Ordinary Share after
giving effect to the sale of 2,000,000 ADSs and after deduction of the estimated
underwriting discounts and offering expenses. However, based on the sum of the $22,410,475 net
proceeds disclosed on page 34 and the $1,752,346 net tangible book value as of
December 31, 2021 prior to the offering, it appears the adjusted net tangible book value as
of December 31, 2021 should be $24,162,821. Therefore, the
                                                        adjusted net tangible
book value per Ordinary Share would be $1.67, which is consistent
 Eiji Nagahara
LEAD REAL ESTATE CO., LTD.
August 23, 2022
Page 2
      with amounts reflected in your dilution calculation disclosed on page 39. Please clarify the discrepancy and/or revise accordingly.
7. Debt, page F-43

2. We note your response to comment 4 that the actual average payback period for the short-
      term land borrowings could be up to 12 months and as such the contractual obligations tables on page 53 correctly reflects the contractual maturities of short-term land borrowings due in 2022 and 2023. Given that your contractual obligations table is as of
      December 31, 2021, it is still not clear why there would be any amounts in 2023 even with the revised maturity period. Please clarify and/or revise accordingly.
3. You indicate within disclosures on page F-43 that the current portion of your long term debt and short term land borrowings as of December 31, 2021 was 4,352,807 JPY.
      However, the balance sheet on page F-26 reflects a 4,373,154 JPY balance for the short term land borrowings and current portion of long term debt. Please explain the discrepancy and/or revise accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 with any other questions.



                                                           Sincerely,
FirstName LastNameEiji Nagahara
                                                           Division of
Corporation Finance
Comapany NameLEAD REAL ESTATE CO., LTD.
                                                           Office of Real
Estate & Construction
August 23, 2022 Page 2
cc:       Ying Li, Esq.
FirstName LastName